FORM 4

[ ]     Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may
        continue.  See Instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL
OMB Number: 3235-0287
Expires: April 30, 1997
Estimated average burden
hours per response.....05

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1940

1.      Name and Address of Reporting Person:
        Last: Lewis             Street: c/o Equity Marketing, Inc.
        First: Mark                     131 South Rodeo Drive
        Middle:                 City: Beverly Hills
                                State: CA           Zip: 90212

2.      Issuer Name and Ticker or Trading Symbol: Equity Marketing, Inc.
        (Nasdaq: EMAK)

3.      IRS or Social Security Number of Reporting Person (Voluntary):

4.      Statement for Month/Year: 6/1997

5.      If Amendment, Date of Original (Month/Year):

6.      Relationship of Reporting Person to Issuer (Check all applicable):
        [ ]      Director
        [ ]      10% Owner
        [X]      Officer (give title below):
        [ ]      Other (specify below):
                 Senior Vice President of Business Affairs and Administration
                 ------------------------------------------------------------


                                    TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security   2. Trans-    3. Transaction   4. Securities Acquired (A)   5. Amount of    6. Ownership   7. Nature of
   (Instr. 3)             action       Code             or Disposed of (D)           Securities      Form;          Indirect
                          Date         (Instr. 8)       (Instr. 3, 4 and 5)          Beneficially    Direct (D)     Beneficial
                          (Month/                                                    Owned at End    or Indirect    Ownership
                          Day/Year)    Code    V        Amt.   (A) or  Price         of Month        (I)            (Instr. 4)
                                                               (D)                   (Instr. 3       (Instr. 4)
                                                                                      and 4)

Common Stock               6/13/97       M               8,000    A      $4.00
Common Stock               6/13/97       S               2,000    D      $22.75
Common Stock               6/13/97       S               6,000    D      $22.625
Common Stock                                                                             -0-


                                      TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                               (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title     2.Conver-   3.Trans-   4.Trans-    5.No. of   6.Date Exer-  7.Title and   8.Price   9.No. of  10.Owner-   11.Nature
  of          sion or     action     action      Deriv-     cisable       Amt. of       of        Deriv-     ship        of In-
  Deri-       Exercise    Date       Code        ative      and Ex-       Underly-      Deri-     ative      Form        direct
  vative      Price of    (Month/    (Instr.8)   Securi-    piration      ing Secur-    vative    Securi-    of Deri-    Benefi-
  Security    Deriva-     Day/                   ties Ac-   Date (Month/  ities         Security  ties       vative      cial
  (Instr.3)   tive        Year)                  quired     Day/Year)     (Instr.3      (Instr.5) Benefi-    Security:   Owner-
              Security                           (A) or                   and 4)                  cially     Direct(D)   ship
                                                 Disposed                                         Owned      or Indi-    (Instr.
                                                 of (D)                                           at End     rect(I)     4)
                                                 (Instr.3                                         of Mth.    (Instr.4)
                                                 4, and 5)                                        (Instr.4)
                                    Code   V     (A)   (D)  Date  Expira- Title  Amt or
                                                            Exer- tion           No. of
                                                            cis   Date           Shares
                                                            able

Stock Option    $4.00    6/13/97     M                8,000  (1) 12/13/04 Common 20,000            12,000       D
(right to buy)                                                            Stock
Stock Option    $20.75                                       (2)  12/3/06 Common 10,000            10,000       D
(right to buy)                                                            Stock

Explanation of Responses:

(1)  The options vest 20% per year commencing on 12/13/95.
(2)  The option vests 20% per year commencing on 12/3/97.


** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Mark Lewis                                               7/08/97
---------------------------                                  -------
**Signature of Reporting Person                              Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.